

SE 05044177 MMISSION



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NOV 2 8 2005
PROCESSING
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atlantic Coast Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 Bay to Bay Boulevard, Suite 22
(No. and Street)

Tampa, (City) Florida (State) 33629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles F. O'Kelley (813) 835-8801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferrell & Moses, P.A.
(Name – *if individual, state last, first, middle name*)

501 S. Dakota Avenue, Suite 1, Tampa Florida 33606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
JAN 2 5 2006
THOMSON
FINANCIAL
PROCESSED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles F. O'Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic Coast Securities Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KRISTIE L. MATHEWS
MY COMMISSION EXPIRES
August 3, 2006
#DD 109920
Bonded thru
Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC COAST SECURITIES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005 AND 2004

ATLANTIC COAST SECURITIES CORPORATION
TABLE OF CONTENTS

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: **Atlantic Coast Securities Corporation**

Address: **3800 Bay to Bay Boulevard, Suite 22**
Tampa, FL 33629

Telephone: **(813)835-8801**

SEC Registration Number: **8-38522**

NASD Registration Number: **20826**

(ii) Accounting Firm

Name: **Ferrell & Moses PA**

Address: **501 S. Dakota Avenue, Suite 1**
Tampa, FL 33606

Telephone: **(813) 254-7222**

Accountant's State Registration Number: **AD0024890**

(iii) Audit date covered by the agreement:

September 30, 2005

(iv) The contractual commitment to conduct the broker's or dealer's annual audit --(check one)

( ) is for annual audit only for fiscal year ending 2_____ *

(X) is of continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

FINANCIAL STATEMENTS

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

501 SO. DAKOTA AVENUE
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholder of
Atlantic Coast Securities Corporation
Tampa, Florida

We have audited the accompanying balance sheets of Atlantic Coast Securities Corporation as of September 30, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Coast Securities Corporation at September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ferrell & Moses, P.A.
Certified Public Accountants

November 18, 2005
Tampa, Florida

ATLANTIC COAST SECURITIES CORPORATION
BALANCE SHEETS

ASSETS

	SEPTEMBER 30, 2005	SEPTEMBER 30, 2004
CURRENT ASSETS		
Cash	$ 22,267	$ 24,741
Accounts receivable	10,980	9,781
Securities owned, not readily marketable, at estimated fair value	3,300	3,300
Total current assets	36,547	37,822
Total assets	$ 36,547	$ 37,822

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 3,439	$ 3,712
Payroll taxes payable	71	109
Due to parent	0	947
Total current liabilities	3,510	4,768
STOCKHOLDER'S EQUITY		
Common stock, 7,500 authorized shares, $1.00 par value, 100 shares issued and outstanding	100	100
Additional paid-in-capital	18,400	18,400
Retained earnings	14,537	14,554
Total stockholder's equity	33,037	33,054
Total liabilities and stockholder's equity	$ 36,547	$ 37,822

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2005	2004
Commissions and fees	$ 461,587	$ 292,299
Cost of services including general and administrative expenses	461,854	286,384
Operating income	(267)	5,915
Other income		
Interest income	250	88
Income (loss) before provision for income taxes	(17)	6,003
Provision for income taxes		947
Net income (loss)	$ (17)	$ 5,056

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
Balance at October 1, 2003	$ 100	$ 18,400	$ 9,498
Net income, page 4			5,056
Balance at September 30, 2004	100	18,400	14,554
Net loss, page 4			(17)
Balance at September 30, 2005	$ 100	$ 18,400	$ 14,537

See Notes to Financial Statements

ATLANTIC COAST SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (17)	$ 5,056
Change in current assets and liabilities:		
Decrease (increase) in accounts receivable	(1,199)	(3,564)
Increase (decrease) in accounts payable	(273)	328
Increase (decrease) in payroll taxes payable	(38)	63
Increase (decrease) in due to parent	(947)	947
Net cash provided from (used by) operating activities	(2,474)	2,830
NET INCREASE (DECREASE) IN CASH	(2,474)	2,830
CASH AT BEGINNING OF YEAR	24,741	21,911
CASH AT END OF YEAR	$ 22,267	$ 24,741

Supplemental disclosures of cash flow information:

	2005	2004
Cash paid during the year for:		
Interest	$ 0	$ 0
Income taxes (paid to parent)	$ 947	$ 0

See Notes to Financial Statement

ATLANTIC COAST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies

(a) Description of the Business

Atlantic Coast Securities Corporation (the Company), a Florida corporation, is an independent investment banking firm and is a wholly-owned subsidiary of Atlantic Coast Financial Consultants, Inc. (ACFC), formerly Florida Syndicated Services, Inc. (FSSI). The firm provides investment advisory services and brokers professionally managed investments to its client base. In addition, the Company occasionally underwrites private securities offerings.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers and various state regulatory agencies.

(b) The Company maintains its books and records on the accrual basis of accounting.

(c) Cash -- Cash consisted of $15,000 of cash in an interest bearing account at September 30, 2005 and 2004 and $7,267 and $9,741 in non-interest bearing accounts at September 30, 2005 and 2004, respectively.

(d) Recognition of income -- Sales commissions earned are recorded on the date the confirmation of the trade is received.

(e) Income Taxes -- The Company's income is reported for tax purposes on a consolidated basis with ACFC. Income tax expense or benefit is allocated from ACFC based on estimated expenses or benefit arising from inclusion of the Company's income in the consolidated returns.

(f) Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ATLANTIC COAST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

(g) Fair Value of Financial Instruments -- The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for the purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein. The fair values of cash, accounts receivable, securities owned and accounts payable approximate the carrying value due to their short term nature.

Note 2 - Related Party Transactions

ACFC employs all individuals who provide services to the Company. In addition, ACFC provides and pays for substantially all administrative services incurred by the Company. In return for providing these services, the Company reimbursed ACFC $136,108 and $79,600 for the years ended September 30, 2005 and 2004 respectively. This reimbursement is included in cost of services including general and administrative expenses in the accompanying statements of operations.

Note 3 - Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum capital, as defined, equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness, as defined. At September 30, 2005 and 2004, the Company had net capital of $26,758 and $26,049, respectively, which is in excess of its required net capital of $5,000 by $21,758 and $21,049 respectively.

The Company had aggregated indebtedness of $3,510 at September 30, 2005 and $4,768 at September 30, 2004.

ATLANTIC COAST SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 AND 2004

Note 3 - Regulatory Requirements, continued

The Company is exempt from Rule 15c 3-3 of the Securities and Exchange Act of 1934 pursuant to the provisions of subparagraph K 2 (ii). Therefore, the computations for determination of reserve requirements and information for possession or control requirements pursuant to Rule 15c3-3 are not required.

A statement of changes in liabilities subordinated to claims or general creditors has been omitted as the Company had no such liabilities during the period covered by this financial report.

Note 4 - Commitments and Contingencies

There are no commitments or contingencies.

SUPPLEMENTARY INFORMATION

ATLANTIC COAST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934

	FOR THE YEARS ENDED SEPTEMBER 30,	
	2005	2004
COMPUTATION OF NET CAPITAL		
Stockholder's equity	$ 33,037	$ 33,054
Less non-allowable assets:	(6,279)	(7,005)
Total	$ 26,758	$ 26,049
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$ 3,510	$ 4,768
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 234	$ 318
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIRED	$ 5,000	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	21,758	21,049
NET CAPITAL	$ 26,758	$ 26,049
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	13.12%	18.30%
RECONCILIATION OF REPORTED NET CAPITAL		
Net capital, per FOCUS report	$ 26,758	$ 26,049
Net capital, as stated above	$ 26,758	$ 26,049

See Notes to Financial Statements

FERRELL & MOSES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

501 SO. DAKOTA AVENUE
SUITE 1
TAMPA, FL 33606
TELEPHONE: (813) 254-7222
FAX: (813) 254-2280

WILLIAM J. FERRELL, C.P.A.
DOLORES C. O'HARA, C.P.A.

MEMBERS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROLS

To the Directors and Stockholder of
Atlantic Coast Securities Corporation
Tampa, Florida

We have audited the accompanying financial statements of Atlantic Coast Securities Corporation as of and for the years ended September 30, 2005 and 2004 and have issued our report thereon dated November 18, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and, maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Atlantic Coast Securities Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness. The Company was in compliance with the conditions of the exemption provisions of Rule 15c3-3 and no facts came to our attention which indicated such conditions have not been complied with.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory organizations that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.



Ferrell & Moses, P.A.
Certified Public Accountants

Tampa, Florida
November 18, 2005